 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       2 March 2005

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: March 2, 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for month of February 2005

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange:

DATE      DETAILS

16.2.05         Quest Operation

8.2.05            Directors Interests - Share Incentive Plan - monthly update

7.2.05          Block Listing Six Monthly Return

2.2.05 and 7.2.05         LTIS Operations

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for the month of February 2005.

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

2 February 2005

National Grid Transco plc (NGT)

---------------------------------------------------------------------------------------------------------------------------------

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS') (Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------------

NGT received a notification yesterday from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 17,653 shares by participants on 1 February 2005, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 106,096 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).

7 February 2005

National Grid Transco plc (NGT)

--------------------------------------------------------------------------------------------------------------------------------

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS') (Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)

--------------------------------------------------------------------------------------------------------------------------------

NGT received a notification on Friday 4 February from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 2,364 shares by participants on 4 February 2005, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 103,732 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc (NGT)

7th February 2005

Block Listing Six Monthly Return

NB: References are to NGT Ordinary shares of 10p.

============================================================= ===========================================================
1. Name of Company                                            National Grid Transco plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Schemes                                            Employee Shareschemes
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     1 August 2004 to 31 January 2005.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                   15,586,158
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period:                      1,671,958
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period:          13,914,200
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:     At 21 October 2002, on the merger with Lattice Group, the
                                                              issued capital was increased to 3,100,310,449
============================================================= ===========================================================
Total number of shares in issue at end of the period: 3,089,910,951

-------------------------------------------------------------------------------------

Contact: David C. Forward, Assistant Secretary Tel: (0207 004 3226).

Tuesday 8 February 2005

National Grid Transco plc (NGT)

NGT SHARE INCENTIVE PLAN (the "SIP")

(Notification of Directors' Interests, pursuant to Section 324(2) of the Companies Act 1985)

----------------------------------------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 61,041 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday (7 February 2005), at a price of 528 pence per share, on behalf of some 3,800 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             23                          630,188
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 23                        1,375,776
------------------------------- ---------------------------- ----------------------------

16 February 2005

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

--------------------------------------------------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 11,740 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).